

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Leonard Tannenbaum
Chief Executive Officer
AFC Gamma, Inc.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401

> **Re: AFC Gamma, Inc.**
> **Draft Registration Statement on Form S-11**
> **Filed on June 9, 2021**
> **File No. 377-04997**

Dear Mr. Tannenbaum:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeeho Lee